Contact

www.linkedin.com/in/jeff-
bennett-67000a2 (LinkedIn)

Top Skills

Medical Devices
Interventional Cardiology
Market Development

Jeff Bennett

CEO and Founder of Morari Medical
Greater Minneapolis-St. Paul Area

Summary

Jeff is the founder and CEO of Morari Medical, an innovative
sexual health and wellness company. A proven medical device
industry leader, Jeff has more than 25 years of sales and marketing
experience, with the level of his role and responsibilities increasing
over the course of his career.

After two decades in the medical device industry, Jeff sees a world
where all beings can enjoy their sexuality freely with confidence,
curiosity and control.

Morari Medical's mission is to restore confidence in sexual health.
The start-up is a pioneer of wearable tech that enables all to create
the climactic journey and sexual experience they desire.

_____

Experience

Morari
CEO and Founder
March 2020 - Present (2 years 8 months)
Greater Minneapolis-St. Paul Area

Morari Medical designs and develops medical device based treatments for
sexual health.

Sodexo
Marketing Director
September 2018 - March 2020 (1 year 7 months)
Greater Minneapolis-St. Paul Area

Lead the development and execution of marketing strategies that drive growth
and establish strong brand identity for Sodexo Healthcare in Environmental
Services and Infection Control.

IMRIS, Deerfield Imaging
Director of Marketing
June 2017 - March 2018 (10 months)

Minnetonka, MN

Boston Scientific/AMS
Sr. Group Marketing Manager – Urology
December 2012 - June 2017 (4 years 7 months)
Greater Minneapolis-St. Paul Area

Responsible for a team of Market Development Managers in the Prostate
Health business.

Boston Scientific
Group Marketing Manager II - Structural Heart
March 2011 - November 2012 (1 year 9 months)
Maple Grove

Responsible for the global commercialization of a transcatheter aortic heart
valve replacement (TAVR) replacement product line that Boston Scientific
acquired from Sadra Medical in 2011.

Boston Scientific
7 years

Group Marketing Manager II - Imaging
2009 - 2011 (2 years)
Maple Grove, MN

Responsible for a team of downstream Product Managers who managed
capital equipment and disposable product line for coronary and peripheral
intravascular ultrasound imaging.

Group Marketing Manager I - Imaging
2006 - 2009 (3 years)
Maple Grove, MN

Responsible for a team of Product Managers who managed capital equipment
and disposable product line for coronary and peripheral intravascular
ultrasound imaging.

Senior Product Manager - Imaging
2004 - 2006 (2 years)
Maple Grove, MN

Responsible for the upstream and downstream product management of a
capital equipment product line for coronary intravascular ultrasound imaging
that led to the Interventional Cardiology 2005 Marketing Excellence Award.

Medtronic

4 years

Senior Product Manager - Neurological
2002 - 2004 (2 years)
Minneapolis,MN

Led the global launch planning and execution of a next generation implantable infusion pump for the treatment of chronic pain.

Product Manager - Neurological
2000 - 2002 (2 years)

Responsible for the global upstream and downstream product management of infusion catheters that were used with implantable infusion pumps.

Vysis
Sales/Microarray Product Manager
1994 - 2000 (6 years)

Managed the sales and marketing activities of U.S. field sales force which resulted in a 36% sales increase over prior year while at the same time was responsible for the upstream and downstream product management of genomic microarray system.

_____

Education

University of Saint Thomas - School of Business
Master of Business Administration (MBA), Marketing · (2000 - 2004)

St. John's University
Bachelor's degree, Natural Sciences · (1987 - 1991)